

August 24, 2011

Via E-mail
Mr. Luis Pacheco de Melo
Chief Financial Officer
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40,
1069-300 Lisboa, Portugal

> **Re: Portugal Telecom, SGPS, S.A.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed May 6, 2011**
> **File No. 1-13758**

Dear Mr.Pacheco de Melo,

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5 - Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 99

1. Please disclose how the recent financial rescue of Portugal, which has disrupted credit markets, has impacted your ability to access the undrawn amount of underwritten commercial paper and committed standby facilities. Refer to the Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis at http://www.sec.gov/rules/interp/2010/33-9144fr.pdf.

Item 18 - Financial Statements

Notes to Consolidated Financial Statements

7. Segment reporting, page F-35

2. Per your disclosure, business segmentation is based on the manner in which the Board of Directors oversees and controls the business and also the manner in which financial information is internally organized and communicated. Tell us your consideration of your "other businesses" operations as an operating segment. Refer to paragraph 5 of IFRS 8. In this regard, we note from your website at http://ir.telecom.pt/InternetResource/PTSite/UK/Canais/Investidores/GovernodaSociedade/Gestao/shakhafwine that since his appointment as Member of the Executive Committee, Mr. Shakhaf Wine has been responsible for PT's operations in the Brazilian market.

   a) Wireline, page F-36

3. Tell us why you attributed a higher effective tax rate to the wireline segment in 2010 when compared with the mobile segment.

19. Income taxes

   b) Reconciliation of income tax provision, page F-68

4. Refer to footnote (i) on this page. Please clarify the basis for the tax adjustment arising from "gain related to a corporate restructuring of African businesses which resulted in a decrease of deferred tax liabilities (related to unpaid dividends from associated companies), following a reduction in the estimated applicable tax rate from 26.5% to 10%."

26. Accounts receivable – other, page F-77

5. We note that receivables from Unitel (captioned related parties) included US$157.5 million related to unpaid dividends from previous years and US$175 million related to the year 2009. Tell us how you evaluated the collectability of dividends unpaid from 2009 and previous years.

34.4 Revaluations, pages F-94, F-95

6. We note your disclosure that in 2008, an independent appraiser considered three valuation methodologies to determine the fair value of your real estate properties and utilized the replacement cost approach (subject to five significant factors) to determine the fair value of your ducts infrastructure. However, in concluding that the assets revalued in 2008 did not experience significant changes since then, you relied only on

one valuation method for real estate and appeared to have updated only one factor under the replacement cost approach for the ducts infrastructure. In light of the global contraction of real estate values, tell us why you believe that your assessment at 2010 was appropriate.

Financial ratios, page F-101

7. We note you disclose the required financial ratios for material debt covenants. In your Liquidity and Capital Resources discussion, please disclose and explain the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Further, discuss the potential consequences of not complying with such ratios.

46.3. Tax contingencies, page F-135

8. We note your provisions for probable tax contingencies estimated based on internal information and the opinion of external tax advisors. In light of the significant difference between your provisions and the Euro 203 million in guarantees given to tax authorities, tell us why you believe that your provisions were adequate for 2010 and 2009.

47. Subsequent Events, page F-137

9. Tell us more about the factors that you considered in concluding that you share control over Oi. Refer to your basis in the accounting literature.

III. Associated companies, page F-144

10. Please tell us why you have an effective interest that is significantly less than your 100% direct ownership interest in certain of your associated companies located in Portugal and Africa as listed herein. For instance, are there any significant restrictions on your ability to access or use the assets and settle the liabilities of these associated companies?

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director